AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ALLSTATE LIFE INSURANCE COMPANY

ARTICLE I

(a) The name of the company shall be EVERLAKE LIFE INSURANCE COMPANY.

(b) The principal office of the company shall be located in the township of Northfield, County of Cook, in the State of Illinois.

(c) The period of duration of the company shall be perpetual.

ARTICLE II

The company is a domestic stock insurance company organized under Article II of the Illinois Insurance Code to make, write and transact insurance business authorized by Class 1 of Section 4 of the Illinois Insurance Code, Clauses (a), (b), and (c). The objects and purposes of the company shall be to make, write and issue the following kinds of insurance:

(a) Life. Insurance on the lives of persons and every insurance appertaining thereto or connected therewith and granting, purchasing or disposing of annuities. Policies of life or endowment insurance or annuity contracts or contracts supplemental thereto which contain provisions for additional benefits in case of death by accidental means and provisions operating to safeguard such policies or contracts against lapse or to give a special surrender value, or special benefit, or an annuity, in the event that the insured or annuitant shall become totally and permanently disabled as defined by the policy or contract, shall be deemed to be policies of life or endowment insurance or annuity contracts within the intent of this clause.

(b) Accident and Health: Insurance against bodily injury, disablement or death by accident and against disablement resulting from sickness or old age and every insurance appertaining thereto.

Legal Expense: Insurance which involves the assumption of a contractual obligation to reimburse the beneficiary against or pay on behalf of the beneficiary, all or a portion of his fees, costs or expenses related to or arising out of services performed by or under the supervision of an attorney licensed to practice in the jurisdiction wherein the services are performed, regardless of whether the payment is made by the beneficiary individually or by a third person for them, but

does not include the provision of or reimbursement for legal services incidental to other insurance coverages.

ARTICLE III

(a) The number of Directors shall be as provided in the By-Laws, but shall not be less than three, nor more than twenty-one. Each Director shall be at least 18 years of age and at least three Directors shall be residents and citizens of Illinois. The Directors shall be elected at each annual meeting of the shareholders for a term of one year. Vacancies in the Board of Directors shall be filled by vote of the shareholders.

(b) The corporate powers of the company shall be vested in the Board of Directors, who shall have the power to do any and all acts the company may do under the law and not otherwise to be performed by the shareholders, and shall have the power to adopt By-Laws not inconsistent with law for the government and regulation of the business.

ARTICLE IV

The amount of authorized capital of the company shall be three hundred five million four hundred two thousand six hundred and no/100 Dollars ($305,402,600), divided into twenty three thousand eight hundred (23,800) shares of common stock of the par value of two hundred twenty seven and no/100 dollars ($227.00) per share, and three million (3,000,000) shares of non-voting preferred stock of the par value of one hundred and no/100 dollars ($100.00) per share.

Preferred stock may be issued, from time to time and as permitted by law, in one or more series and with such designation for each such series as shall be stated in the resolution of the Board of Directors authorizing such series. The Board of Directors shall fix and determine the relative rights and preferences of each such series, and shall establish the number of shares to be included in each such series; provided, however, that in no event may any such series of preferred stock be issued subject to a right or preference which grants to the holder thereof any voting rights in the affairs of the company or permits conversion of such preferred stock to common stock of the company; and provided, further, that the aggregate par value of all such series of preferred stock issued and outstanding shall not exceed Three Hundred Million Dollars ($300,000,000).

ARTICLE V

The designation of the general officers shall be Chairman of the Board, Chief Executive Officer, President, two or more Senior Vice Presidents, Chief Financial Officer, Chief Legal Officer and Secretary.

ARTICLE VI

The fiscal year of the company shall commence on the first day of January and terminate on the 31st day of December of each year.

ARTICLE VII

The company may indemnify any agent as permitted by the Illinois Insurance Code, including 215 ILCS 5/10(7). The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or who is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the company would have the power to indemnify such person against such liability under the provisions of 215 ILCS 5/10(7)(g).

The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

For purposes of this Article VII, references to "other enterprises" shall include employee benefit plans and references to "serving at the request of the company" shall include any service as a director, officer, employee or agent of the company which imposes duties on, or involves services by such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries.

ARTICLE VIII

The company shall be bound by all the terms and provisions of the Illinois Insurance Code applicable to similar companies organized or incorporated thereunder.

EVERLAKE LIFE INSURANCE COMPANY

By:____________________
Name: Tyler (Doney) Largey
Title: President & Chief Executive Officer

Attest:

____
Name: Angela Fontana
Title: Senior Vice President, Chief Legal Officer and Secretary

Approved this 8th day of November, 2021.

____
Acting Director of Insurance